SEC FILE NUMBER
000-51822

CUSIP NUMBER
860837202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Stinger Systems, Inc.

Full Name of Registrant
Stinger Systems, Inc.

Former Name if Applicable

5505 Johns Road, Suite 702

Address of Principal Executive Office (Street and Number)
Tampa, Florida 33634

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Stinger Systems, Inc., (the “Company”) was unable to meet the March 31, 2009 deadline to file the Company’s Annual Report on Form 10-K for the period ended December 31, 2008 (“Form 10-K”) because the Company required additional time to complete its financial statements for the fiscal year ended December 31, 2008. Additionally, The Company issued stock options during the fourth quarter of 2008 and the derivative liability expense associated with accounting for financing received during 2008 added to the Company’s loss. The Company was unable to estimate its net loss at this time because it is in the process of finalizing the accounting for the derivative liability expense.

The Company expects to file the Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert F. Gruder	(813)	281-1061
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued stock options during the fourth quarter of 2008 and the derivative liability expense associated with accounting for financing received during 2008 added to the Company’s loss. The increase in net loss was due primarily to stock options issued during the fourth quarter of 2008 and the derivative liability expense associated with accounting for financing received during 2008. We are unable to estimate our net loss at this time because we are in the process of finalizing the accounting for the derivative liability expense.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts.

Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.
Stinger Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 01, 2009	By:	/s/ Robert F. Gruder

Name: Robert F. Gruder
Title: Chairman and Chief Executive Officer

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